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                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*


                             WYNN RESORTS, LIMITED
         ------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
         ------------------------------------------------------------
                        (Title of Class and Securities)


                                  983134 10 7
         ------------------------------------------------------------
                                (CUSIP Number)


                              Marc H. Rubinstein
                        3145 Las Vegas Boulevard South
                            Las Vegas, Nevada 89109
         ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               October 30, 2002
         ------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D/A

     CUSIP No. 983134 10 7
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Stephen A. Wynn
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a) [X ]
                                                              (b) [ ]
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS* (See Instructions) BK
     -------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     NUMBER OF                          0
     SHARES                       --------------------------------------
     BENEFICIALLY                  8.   SHARED VOTING POWER
     OWNED BY                           49,098,444 (1)(2)
     EACH                         --------------------------------------
     REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                             0
     WITH                         --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        24,549,222 (1)
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          49,098,444 (1)(2)
     --------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                      [ ]

     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          62.0%
     --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)

          IN
     --------------------------------------------------------------------

(1) Includes 24,549,222 shares acquired by Mr. Wynn (as described below) that may be considered community property under applicable Nevada state law. Accordingly, the Reporting Persons may be deemed to have shared voting and dispositive power over such shares.

(2) Includes 24,549,222 shares held by Aruze USA, Inc., a Nevada corporation ("Aruze USA") that are beneficially owned by the Reporting Persons as a result of that certain Stockholders Agreement, dated as of April 11, 2002 (the "Stockholders Agreement"), by and among Stephen A. Wynn, Baron Asset Fund, a Massachusetts business trust ("Baron") and Aruze USA. The aggregate percentage of the outstanding common stock that the Reporting Persons beneficially own is 62.0%. Excluding the additional shares of common stock that the Reporting Persons beneficially own as a result of the Stockholders Agreement, the Reporting Persons directly beneficially own 31.0% of the outstanding common stock. (See Item 6)

                                SCHEDULE 13D/A

     CUSIP No. 983134 10 7
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Elaine P. Wynn
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [X]
                                                             (b) [ ]
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS* (See Instructions)
          BK
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
     --------------------------------------------------------------------
                                   7.    SOLE VOTING POWER
     NUMBER OF                           0
     SHARES                       --------------------------------------
     BENEFICIALLY                  8.    SHARED VOTING POWER
     OWNED BY                            49,098,444 (1)(2)
     EACH                         --------------------------------------
     REPORTING                     9.    SOLE DISPOSITIVE POWER
     PERSON                              0
     WITH                         --------------------------------------
                                   10.   SHARED DISPOSITIVE POWER
                                         24,549,222 (1)
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          49,098,444 (1)(2)
     --------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                            [ ]

     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          62.0%
     --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)

          IN
     --------------------------------------------------------------------


(1) Includes 24,549,222 shares acquired by Mr. Wynn (as described below) that may be considered community property under applicable Nevada state law. Accordingly, the Reporting Persons may be deemed to have shared voting and dispositive power over such shares.

(2) Includes 24,549,222 shares held by Aruze USA, Inc., a Nevada corporation ("Aruze USA") that are beneficially owned by the Reporting Persons as a result of that certain Stockholders Agreement, dated as of April 11, 2002 (the "Stockholders Agreement"), by and among Stephen A. Wynn, Baron Asset Fund, a Massachusetts business trust ("Baron") and Aruze USA. The aggregate percentage of the outstanding common stock that the Reporting Persons beneficially own is 62.0%. Excluding the additional shares of common stock that the Reporting Persons beneficially own as a result of the Stockholders Agreement, the Reporting Persons directly beneficially own 31.0% of the outstanding common stock. (See Item 6)

         This Schedule 13D/A Amendment No. 1 hereby amends and restates in its entirety the Schedule 13D filed by Stephen A. Wynn with the Securities and Exchange Commission on November 13, 2002.

Item 1.  Security and Issuer

         Common stock, par value $0.01 per share ("Issuer Common Stock") of Wynn Resorts, Limited, a Nevada corporation (the "Issuer"), whose executive offices are located at 3145 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

Item 2.  Identity and Background

         (a) Stephen A. Wynn ("Mr. Wynn") and Elaine P. Wynn ("Mrs. Wynn", and together with Mr. Wynn, the "Reporting Persons").

         (b) The business address of the Reporting Persons is 3145 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

         (c) Mr. Wynn is the Chairman of the Board and Chief Executive Officer of Wynn Resorts, Limited, 3145 Las Vegas Boulevard South, Las Vegas, Nevada 89109. Mrs. Wynn is Co-Chairperson of the Greater Las Vegas Inner-City Games Foundation, 233 S. 4th Street, Suite 100, Las Vegas, Nevada 89109. Mrs. Wynn also serves as a director on the Issuer's board of directors.

         (d) During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Persons are both citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Wynn used a draw of $72,500,000 under an $85,000,000 personal credit line with Bank of America, N.A., which is secured by assets owned by the Reporting Persons other than shares of Issuer Common Stock, to purchase 5,576,923 shares of Issuer Common Stock. Such shares were purchased pursuant to that certain Purchase Agreement, dated October 25, 2002 (the "Purchase Agreement"), by and between the Issuer and Mr. Wynn at the price offered to the public in the Issuer's initial public offering. Mr. Wynn's purchase of Issuer Common Stock pursuant to the Purchase Agreement was consummated on October 30, 2002.

Item 4.  Purpose of Transaction.

         Mr. Wynn has the ability, by virtue of his position as a principal stockholder of the Issuer and the rights he has under that certain Stockholders Agreement, dated as of April 11, 2002 (the "Stockholders Agreement"), by and among Stephen A. Wynn, Baron Asset Fund, a Massachusetts business trust ("Baron") and Aruze USA (pursuant to which he has designated a majority of the directors on the Board of Directors of the Issuer), to influence the management and policies of the Issuer, including to maintain his position as Chairman of the Board and Chief Executive Officer of the Issuer.

         The Reporting Persons reserve the right to acquire or dispose of additional shares of Issuer Common Stock (or other equity securities or debt securities of the Issuer), depending on market conditions and other factors, and to take any other action they deem necessary or desirable should any event, development or change occur that, in their opinion, could affect Mr. Wynn's investment in, or control of, the Issuer. Except as qualified by the foregoing, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a)-(c) On the date hereof, each of the Reporting Persons has the power to vote or to direct the vote and to dispose or to direct the disposition of 24,549,222 shares of Issuer Common Stock beneficially owned by them. Such 24,549,222 shares include 18,972,299 shares of Issuer Common Stock that were acquired by Mr. Wynn from the Issuer as a result of a contribution of his membership interest in Valvino Lamore, LLC, a Nevada limited liability company ("Valvino"), to the Issuer on September 24, 2002. In the contribution, approximately 189.7 shares of Issuer Common Stock were issued in exchange for each common share of Valvino membership interests. Mr. Wynn acquired an additional 5,576,923 shares of Issuer Common Stock from the Issuer on October 30, 2002 pursuant to the Purchase Agreement for $13.00 per share, which was the price offered to the public in the Issuer's initial public offering.

         As a result of entering into the Stockholders Agreement with Aruze USA (see Item 6), the Reporting Persons possess shared power to vote or direct the vote of, and thus beneficially own, an additional 24,549,222 shares of Issuer Common Stock held by Aruze USA.

         Aruze USA is a Nevada corporation. The business address of Aruze USA is 745 Grier Drive, Las Vegas, Nevada 89119. To the knowledge of the Reporting Persons, Aruze USA beneficially owns 24,549,222 shares, or 31.0%, of the outstanding Issuer Common Stock. To the knowledge of the Reporting Persons, Aruze Corp., a Japanese public corporation ("Aruze Corp."), which is Aruze USA's parent company, and Kazuo Okada, who is the founder, president and controlling shareholder of Aruze Corp., may be deemed to beneficially own the shares held by Aruze USA.

         As described in Item 6, under the Stockholders Agreement, Mr. Wynn and Aruze USA have agreed to vote their shares of Issuer Common Stock for a slate of directors of the Board of Directors of the Issuer, a majority of which will be designated by Mr. Wynn, of which at least two will be independent directors, and the remaining members of which will be designated by Aruze USA. Mr. Wynn, Aruze USA, Aruze Corp. and Kazuo Okada are a "group" under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, solely because of the voting arrangement with respect to the election of directors under the Stockholders Agreement.

         Except as set forth in the Stockholders Agreement and the Buy-Sell Agreement (see Item 6), Mr. Wynn and the other members of the group do not have any other agreement, arrangement or understanding with respect to the acquisition, holding, voting or disposition of equity securities of the Issuer.

         The aggregate percentage of the outstanding Issuer Common Stock that the Reporting Persons beneficially own, including the shares of Issuer Common Stock that the Reporting Persons beneficially own as a result of the Stockholders Agreement, is 62.0%. Excluding the additional shares of Issuer Common Stock that the Reporting Persons beneficially own as a result of the Stockholders Agreement, the Reporting Persons directly beneficially own 31.0% of the outstanding Issuer Common Stock.

         All percentages are based on 79,162,234 shares of Issuer Common Stock outstanding as of March 10, 2003, as reported in the Issuer's annual report on Form 10-K, filed with the Securities and Exchange Commission on March 28, 2003.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Purchase Agreement

         Pursuant to the Purchase Agreement, Mr. Wynn acquired 5,576,923 shares of Issuer Common Stock for $13.00 per share in the Issuer's initial public offering, which was the price offered to the public in the Issuer's initial public offering.

Stockholders Agreement

         Pursuant to the Stockholders Agreement, Mr. Wynn and Aruze USA have agreed to vote their shares of the Issuer's Common Stock for a slate of directors of the Board of Directors of the Issuer, a majority of which will be designated by Mr. Wynn, of which at least two will be independent directors, and the remaining members of which will be designated by Aruze USA.

         In addition, under the Stockholders Agreement, the parties to that agreement granted each other a right of first refusal on their respective shares of Issuer Common Stock. Under this right of first refusal, if any stockholder party to the Stockholders Agreement wishes to transfer any of his or its shares of Issuer Common Stock to anyone other than a permitted transferee, and has a bona fide offer from any person to purchase such shares, the stockholder must first offer the shares to the other parties to the Stockholders Agreement on the same terms and conditions as the bona fide offer. In addition to this right of first refusal, Mr. Wynn and Aruze USA also granted each other and Baron a tag-along right on their respective shares of Issuer Common Stock. Under this tag-along right, Mr. Wynn and Aruze USA, before transferring his or its shares of the Issuer to any person other than a permitted transferee, must first allow the other parties to the agreement to participate in such transfer on the same terms and conditions.

         The Stockholders Agreement also provides that, upon the institution of a bankruptcy action by or against a party to the Stockholders Agreement, the other parties to the agreement will be given an option to purchase the bankrupt stockholder's shares of Issuer Common Stock at a price to be agreed upon by the bankrupt stockholder and the other stockholders, or, if a price cannot be agreed upon by such stockholders, at a price equal to the fair market value of the shares. In addition, under the Stockholders Agreement, if there is a direct or indirect change of control of any party to the agreement, other than Baron, the other parties to the agreement have the option to purchase the shares of Issuer Common Stock held by the party undergoing the change in control. Under the Stockholders Agreement, a stockholder may assign these options to the Issuer.

Buy-Sell Agreement

         Mr. Wynn, Kazuo Okada, Aruze USA, Aruze Corp. and the Issuer, which will be regulated by the Nevada gaming authorities, have entered into certain arrangements regarding the Issuer Common Stock held by each such person or entity. Pursuant to that certain Buy-Sell Agreement, dated as of June 13, 2002 (the "Buy-Sell Agreement"), by and among Mr. Wynn, Kazuo Okada, Aruze USA and Aruze Corp., if any gaming application of Aruze USA, Aruze Corp. or Kazuo Okada concerning Aruze USA's ownership of Issuer Common Stock is denied by Nevada gaming authorities or requested to be withdrawn or is not filed within 90 days after the filing of the Issuer's application, Mr. Wynn may elect to purchase the shares of Issuer Common Stock owned by Aruze USA. According to the Buy-Sell Agreement, the total purchase price of the shares of Issuer Common Stock will be the lesser of (1) the fair market value of the shares of Issuer Common Stock on the day Mr. Wynn serves Aruze USA notice of his election to purchase the shares or (2) the aggregate amount of cash that has been contributed to Valvino, by Aruze USA, minus any distributions by Valvino or Wynn Resorts to Aruze USA, plus two percent interest, compounded annually. Pursuant to the Buy-Sell Agreement, Mr. Wynn may pay this purchase price with a promissory note.

Exercise Agreement

         In addition, under that certain Agreement, dated as of June 13, 2002 (the "Exercise Agreement"), between Mr. Wynn and the Issuer, if Mr. Wynn chooses not to exercise his right under the Buy-Sell Agreement to purchase the shares of Issuer Common Stock owned by Aruze USA, the Issuer has the right to require Mr. Wynn to exercise such right.

Registration Rights Agreement

         The Issuer granted Mr. Wynn certain demand and piggy-back registration rights under that certain Registration Rights Agreement, dated as of October 30, 2002 (the "Registration Rights Agreement"), by and between the Issuer and Mr. Wynn. The Registration Rights Agreement provides for the registration of a resale of the shares of Issuer Common Stock that Mr. Wynn would acquire if Mr. Wynn exercises his rights under the Buy-Sell Agreement to purchase the shares of Issuer Common Stock held by Aruze USA.

         The foregoing descriptions of the Purchase Agreement, Stockholders Agreement, Buy-Sell Agreement, Exercise Agreement, and Registration Rights Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to the Purchase Agreement, Stockholders Agreement, Buy-Sell Agreement, Exercise Agreement, and Registration Rights Agreement, copies of which are filed as Exhibits (a), (b), (c), (d) and (e) hereto and incorporated herein in their entirety by this reference.

Item 7.  Material to be Filed as Exhibits.

    Exhibit No.         Exhibit
    -----------         -------

      (a) Purchase Agreement, dated October 25, 2002, by and between Wynn Resorts, Limited and Stephen A. Wynn (previously filed as Exhibit 10.1 to the Schedule 13D of Stephen A. Wynn, Commission File No. 005-78590, filed on November 13, 2002 and incorporated herein by reference)

      (b) Stockholders Agreement, dated as of April 11, 2002, by and among Stephen A. Wynn, Baron Asset Fund and Aruze USA, Inc. (previously filed as Exhibit 10.10 to the Form S-1 of Wynn Resorts, Limited, Commission File No. 333-90600, filed on June 17, 2002 and incorporated herein by reference)

      (c) Buy-Sell Agreement, dated as of June 13, 2002, by and among Stephen A. Wynn, Kazuo Okada, Aruze USA, Inc. and Aruze Corp. (previously filed as Exhibit 10.3 to the Schedule 13D of Stephen A. Wynn, Commission File No. 005-78590, filed on November 13, 2002 and incorporated herein by reference)

      (d)               Agreement, dated as of June 13, 2002, between Stephen
                        A. Wynn and Wynn Resorts, Limited (previously filed as
                        Exhibit 10.20 to Amendment No. 1 to the Form S-1 of Wynn Resorts, Limited, Commission File No. 333-90600, filed on August 20, 2002 and incorporated herein by reference)

      (e) Registration Rights Agreement, dated as of October 30, 2002, between Stephen A. Wynn and Wynn Resorts, Limited (previously filed as Exhibit 10.5 to the Schedule 13D of Stephen A. Wynn, Commission File No. 005-78590, filed on November 13, 2002 and incorporated herein by reference)

      (f) Loan Agreement, dated as of October 30, 2002, between Bank of America, N.A. and Stephen A. Wynn* (previously filed as Exhibit 10.6 to the Schedule 13D of Stephen
                        A. Wynn, Commission File No. 005-78590, filed on November 13,2002 and incorporated herein by reference)

      (g) Joint Filing Agreement, dated April 21, 2003, between Stephen A. Wynn and Elaine P. Wynn

*Certain portions of this Exhibit have been omitted and filed separately under an application for confidential treatment.

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2003                               Stephen A. Wynn

                                                     /s/Stephen A. Wynn

                                                     -----------------------


Dated:  April 21, 2003                               Elaine P. Wynn

                                                     /s/Elaine P. Wynn

                                                     -----------------------

                                                                     Exhibit G

                            JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.01 per share, of Wynn Resorts, Limited, and further agree that this Joint Filing Agreement (this "Agreement") be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on his or her behalf any and all amendments to such Statement.


Dated:  April 21, 2003                        Stephen A. Wynn

                                              /s/Stephen A. Wynn

                                              -----------------------


Dated:  April 21, 2003                        Elaine P. Wynn

                                              /s/Elaine P. Wynn


                                              ----------------------------